                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. __)

                               Planet Zanett, Inc
              ----------------------------------------------------
                                (NAME OF ISSUER)

                          Common Stock, $.001 par value
              ----------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   72704X 10 5
              ----------------------------------------------------
                                 (CUSIP NUMBER)

                             Lawrence D. Rovin, Esq.
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
              ----------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                October 30, 2000
              ----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following page(s))

                               Page 1 of 6 Pages



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----------------------                                       -------------------
CUSIP No.  72704X 10 5                                        Page 2 of 6 Pages
----------------------                                       -------------------


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David M. McCarthy
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)      |X|
                                                               (b)      | |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    | |
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
           NUMBER OF              7,689,611
            SHARES            -------------------------------------------------
        BENEFICIALLY          8   SHARED VOTING POWER
           OWNED BY
            EACH              -------------------------------------------------
          REPORTING           9   SOLE DISPOSITIVE POWER
        PERSON WITH               7,689,611
                              -------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,689,611
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                   | |

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.74%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------                                       -------------------
CUSIP No.  72704X 10 5                                        Page 3 of 6 Pages
----------------------                                       -------------------


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Claudio M. Guazzoni
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)      |X|
                                                               (b)      | |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    | |
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
           NUMBER OF              7,454,111
            SHARES            -------------------------------------------------
        BENEFICIALLY          8   SHARED VOTING POWER
           OWNED BY
            EACH              -------------------------------------------------
          REPORTING           9   SOLE DISPOSITIVE POWER
        PERSON WITH               7,454,111
                              -------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,454,111
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                   | |

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.77%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------                                      --------------------
CUSIP No. 72704X 10 5                                         Page 4 of 6 Pages
----------------------                                      --------------------




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                               PLANET ZANETT, INC.

     This Report is filed by David M. McCarthy on Schedule 13D with respect to the Common Stock, $.001 par value per share (the "Common Stock"), of Planet Zanett, Inc. (the "Company").

     The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive office of the Company is located at 135 E. 57th Street, 15th Floor, New York, NY 10022.

ITEM 2. IDENTITY AND BACKGROUND

     David M. McCarthy is a United States citizen and has a business address located at 135 E. 57th Street, 15th Floor, New York, NY 10022. Mr. McCarthy's present principal occupation is Chairman and Vice-President of the Zanett Securities Corporation, with an address of 135 E. 57th Street, 15th Floor, New York, NY 10022, which is a registered broker-dealer. Mr. McCarthy also serves as Chief Executive Officer and Treasurer for the Issuer.

     During the last five years, Mr. McCarthy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Claudio M. Guazzoni is a United States citizen and has a business address located at 135 E. 57th Street, 15th Floor, New York, NY 10022. Mr. Guazzoni's present principal occupation is Chief Executive Officer of the Zanett Securities Corporation, with an address of 135 E. 57th Street, 15th Floor, New York, NY 10022, which is a registered broker-dealer. Mr. Guazzoni also serves as President and Secretary for the Issuer.

     During the last five years, Mr. Guazzoni has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------------------                                      --------------------
CUSIP No. 72704X 10 5                                         Page 5 of 6 Pages
----------------------                                      --------------------


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The consideration paid for the acquisition of the Common Stock of the Company consisted of shares of common stock of Planet Zanett Corporate Incubator, Inc., which were exchanged for shares of Common Stock of the Issuer at a ratio of 219,892.95 shares Common Stock for each share of Planet Zanett Corporate Incubator, Inc. common stock, pursuant to the merger of Planet Zanett Corporate Incubator, Inc. with and into the Issuer on October 30, 2000 (the "Merger").

ITEM 4. PURPOSE OF TRANSACTION.

     Each Reporting Person acquired the Common Stock pursuant to the Merger in order to acquire control of the Company. Neither Reporting Person presently has any future plans or proposals that relate or would result in any of the transactions referred to in sub-items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The total of number of shares of Common Stock that Mr. McCarthy beneficially owns is 7,689,611 shares or 31.74% of the outstanding shares of Common Stock, 7,684,111 of which were issued in connection with the Merger and 5,500 were purchased in open market transactions. Mr. McCarthy retains the sole power to vote and the sole power to dispose of 7,689,611 shares of Common Stock of the Company. During the past 60 days Mr. McCarthy has effected the following transactions in the Common Stock through the open market:

            Date              Number of Shares Purchased
            ----              --------------------------
       November 3, 2000                  500


     The total of number of shares of Common Stock that Mr. Guazzoni beneficially owns is 7,454,111 shares or 30.77% of the outstanding shares of Common Stock, which shares were issued in connection with the Merger. Mr. Guazzoni retains the sole power to vote and the sole power to dispose of 7,454,111 shares of Common Stock of the Company. During the past 60 days Mr. Guazzoni has not effected any other transactions in the shares of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Amended and Restated Agreement and Plan of Merger, there are no contracts, arrangements, understandings or relationships between the Company and any Reporting Persons with respect to the Common Stock of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The Amended and Restated Agreement and Plan of Merger, dated August 23, 2000 is hereby incorporated by reference to the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the Commission on September 15, 2000.

----------------------                                      --------------------
CUSIP No. 72704X 10 5                                         Page 6 of 6 Pages
----------------------                                      --------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 9, 2000                            By:   /s/ David M. McCarthy
                                                        ---------------------
                                                        David M. McCarthy


                                                  By:   /s/ Claudio M. Guazzoni
                                                        ------------------------
                                                        Claudio M. Guazzoni